          9151 Boulevard 26
          North Richland Hills, TX 76180
October 26, 2006
Transmitted Via EDGAR: CORRESP
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HealthMarkets, Inc.
Form 10-K for the Fiscal year ended December 31, 2005
Filed March 14, 2006
File No. 001-14953
Dear Mr. Rosenberg:
     Reference is made to the letter, dated June 19, 2006, in which you transmitted the comments of the staff of the Division of Corporation Finance with respect to the above filing (the “Staff Comment Letter”), to the Company’s response dated August 7, 2006 and to the Staff’s oral comment received on Thursday, October 19, 2006. This letter is submitted on behalf of HealthMarkets, Inc. (“HealthMarkets” or the “Company”) in response to the Staff’s oral comment received on October 19, 2006.
     We acknowledge that any information provided to the Staff of the Division of Corporation Finance in response to comments, or supplementally, may be given to the Division of Enforcement. In addition, this will confirm our acknowledgement that the adequacy and accuracy of the disclosure in the Company’s filings made under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, are the responsibility of the Company. The Company acknowledges that the comments of the Staff or changes in responses to the comments of the Staff in the proposed disclosure on the Company’s Annual Report on Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that the Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.
     In response to the Staff’s oral comment received on October 19, 2006 regarding the Company’s disclosure in item 1(a) of our August 7, 2006 response, the Company will include in future filings a disclosure of the incurred but not reported claim liability substantially similar to the paragraph set forth below:
     The developmental method used by the Company to estimate most of its claim liabilities produces a single estimate of reserves for both in course of settlement (ICOS) and incurred but not reported (IBNR) claims on an integrated basis. Since the IBNR portion of the claim liability represents claims that have not been reported to the Company, this portion of the liability is inherently more imprecise and difficult to estimate than other liabilities. A separate IBNR or ICOS reserve is estimated from the combined reserve by allocating a portion of the combined reserve based on historical payment patterns. Using this approach,

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
October 26, 2006

IBNR percentages have been determined by business segment to produce the table below of the incurred but not reported claim liability by business unit at each of December 31, 2005, 2004, and 2003:

	At December 31,
	2005	2004	2003
	(In thousands)
Self Employed Agency Division	$368,556	$416,299	$366,696
Student Insurance Division	59,957	79,766	73,431
Star HRG Division	15,852	15,286	15,681
Life Insurance Division	4,725	5,546	5,813
Other Insurance	16,007	4,936	60

Subtotal	465,097	521,833	461,681
Reinsurance recoverable	7,971	8,589	8,494

Total IBNR claim liability	473,068	530,422	470,175
ICOS claim liability	80,904	88,946	101,364
Reinsurance recoverable	4,134	3,219	3,934
Total ICOS claim liability	85,038	92,165	105,298

Total claim liability	$558,106	$662,587	$575,473

Percent of IBNR to Total	85%	85%	82%
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We appreciate your help in this matter. If you have any questions concerning the filing or our responses to the Staff Comment Letter, please do not hesitate to contact the undersigned at (817) 255-3331.

Very truly yours, Mark D. Hauptman Chief Accounting Officer

Cc: Mr. Michael E. Boxer